Exhibit 99.1

Kamada Added to the NASDAQ Biotechnology Index

REHOVOT, Israel – December 21, 2020 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced that it has been selected for addition to the NASDAQ Biotechnology Index® (Nasdaq: NBI). The annual re-ranking of the NASDAQ Biotechnology Index will become effective prior to market open on Monday, December 21, 2020.

The NASDAQ Biotechnology Index (NBI) is a modified market-cap weighted index designed to track the performance of a set of securities listed on the NASDAQ Stock Market® (NASDAQ®) that are classified as either biotechnology or pharmaceutical according to the Industry Classification Benchmark. The NBI is re-ranked each year and is calculated under a modified capitalization-weighted methodology. Additionally, the NBI forms the basis for a number of Exchange Traded Funds (ETFs), including the iShares NASDAQ Biotechnology ETF (Nasdaq: IBB). More information about the NBI, including eligibility criteria, can be found at https://indexes.nasdaqomx.com/Index/Overview/NBI.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. Pursuant to an agreement with Takeda the Company will continue to produce Glassia for Takeda through 2021 and Takeda is planning to initiate its own production of Glassia for the U.S. market in 2021 at which point Takeda will commence payment of royalties to the Company. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, ability to offset significant revenue loss associated with GLASSIA manufacturing transitioning to Takeda, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, ability to obtain regulatory approval for clinical trials of the plasma-derived hyperimmune IgG product for COVID-19, ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies and on-going compassionate-use treatments, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

bob@lifesciadvisors.com